FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 30, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2009

Taipei, Taiwan, R.O.C., Oct 30, 2009 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$25,205 million for the third quarter of 2009 (3Q09), down 2% year-over-year and up 21% sequentially.  Net income for the quarter totaled NT$3,187 million, up from NT$2,212 million in 3Q08 and up from NT$1,674 million in 2Q09.  Diluted earnings per share for the quarter was NT$0.61 (or US$0.093 per ADS), compared to diluted earnings per share of NT$0.41 for 3Q08 and NT$0.32 for 2Q09.  For the first three quarters of 2009, diluted earnings per share was NT$0.63 (or US$0.095 per ADS).

RESULTS OF OPERATIONS

3Q09 Results Highlights
●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$20,005 million, NT$4,588 million and NT$612 million, respectively, and each represented approximately 79%, 18% and 3%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$18,848 million, down 3% year-over-year and up 15% sequentially.

-	Raw material cost totaled NT$7,442 million during the quarter, representing 30% of total net revenue, compared with NT$6,168 million and 30% of net revenue in the previous quarter.

-	Labor cost totaled NT$3,590 million during the quarter, representing 14% of total net revenue, compared with NT$3,028 million and 15% of net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,108 million during the quarter, down 1% year-over-year and down 1% sequentially.

●	Total operating expenses during 3Q09 were NT$2,390 million, including NT$956 million in R&D and NT$1,434 million in SG&A, compared with operating expenses of NT$2,028 million

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

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Advanced Semiconductor Engineering, Inc.

in 2Q09. Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 11% in 3Q08 and 10% in 2Q09.

●	Operating income for the quarter totaled NT$3,967 million, up from NT$2,496 million in the previous quarter. Operating margin increased to 16% in 3Q09 from 12% in 2Q09.

●	In terms of non-operating items:

-	Net interest expense was NT$303 million, down from NT$340 million a quarter ago primarily due to lower average interest rates during the quarter.

-	Net foreign exchange loss of NT$30 million was primarily attributable to the depreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$112 million was primarily attributable to our investment in USI.

-
Other non-operating income of NT$111 million was primarily related to scrap sales and other miscellaneous gains.  Total non-operating expenses for the quarter were NT$110 million, compared to NT$561million for 3Q08 and NT$290 million for 2Q09.

●
Income before tax was NT$3,857 million for 3Q09, compared to NT$2,206 million in the previous quarter.  We recorded income tax expense of NT$558 million during the quarter, compared to NT$559 million in 2Q09.

●	In 3Q09, net income was NT$3,187 million, compared to NT$2,212 million for 3Q08 and NT$1,674 million for 2Q09.

●
Our total number of shares outstanding at the end of the quarter was 5,480,262,954, including treasury stock owned by our subsidiaries.  Our 3Q09 diluted earnings per share of NT$0.61 (or US$0.093 per ADS) was based on 5,186,949,206 weighted average number of shares outstanding in 3Q09.

LIQUIDITY AND CAPITAL RESOURCES

●	As of Sep 30, 2009, our cash and other financial assets totaled NT$32,520 million, compared to NT$28,676 million as of Jun 30, 2009.

●	Capital expenditures in 3Q09 totaled US$109 million, of which US$91 million was used for IC packaging, US$17 million was used for testing and US$1 million was used for interconnect materials.

●
As of Sep 30, 2009, we had total bank debt of NT$66,381 million, compared to NT$62,176 million as of June 30, 2009.  Total bank debt consisted of NT$17,856 million of revolving working capital loans, NT$3,972 million of the current portion of long-term debt, and NT$44,553 million of long-term debt.  Total unused credit lines amounted to NT$52,404 million.

●	Current ratio as of Sep 30, 2009 was 1.52, compared to 1.90 as of Jun 30, 2009. Net debt to equity ratio was 0.48 as of Sep 30, 2009.

●	Total number of employees was 27,940 as of Sep 30, 2009, compared to 30,511 as of Sep 30, 2008 and 26,406 as of Jun 30, 2009.

BUSINESS REVIEW

IC Packaging Services2
●	Net revenues generated from our IC packaging operations were NT$20,005 million during the quarter, down NT$122 million, or 1% year-over-year, and up NT$3,414 million, or 21% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 88%

2 IC packaging services include module assembly services.

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Advanced Semiconductor Engineering, Inc.

of total IC packaging net revenues during the quarter, down by 3 percentage points from the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 21%, flat from same period last year and up by 2 percentage points sequentially.

●
Capital expenditures for our IC packaging operations amounted to US$91 million during the quarter, of which US$71 million was used for wirebonding packaging capacity and US$20 million was used for wafer bumping and flip chip packaging equipment.

●	As of Sep 30, 2009, there were 8,880 wirebonders in operation. 391 wirebonders were added and 12 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging net revenues, up by 2 percentage point from the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$4,588 million, down NT$607 million, or 12 % year-over-year, and up NT$711 million, or 18%, sequentially.

●	Net revenue from final testing, wafer sorting, and engineering testing accounted for 82%, 15%, and 3%, respectively, of total net revenues, all of which remained unchanged from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,436 million, down from NT$1,593 million in 3Q08 and down from NT$1,480 million in 2Q09.

●	In 3Q09, gross margin for our testing operations was 35%, down by 1 percentage point year-over-year and up by 7 percentage points sequentially.

●	Capital spending on our testing operations amounted to US$17million during the quarter.

●	As of Sep 30, 2009, there were 1,569 testers in operation. 70 testers were added and 11 testers were disposed of during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,249 million during the quarter, down NT$32 million, or 1% year-over-year, and up NT$410 million, or 22% from the previous quarter.  Of the total output of NT$2,249million, NT$612 million was from sales to external customers.

●	Gross margin for substrate operations was 22% during the quarter, up by 2 percentage points year-over-year and up by 5 percentage points sequentially.

●	In 3Q09, our internal substrate manufacturing operations supplied 52% (by value) of our total substrate requirements.

Customers
●
Our five largest customers together accounted for approximately 27% of our total net revenues in 3Q09, compared to 27% in 3Q08 and 32% in 2Q09.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 42% of our total net revenues during the quarter, compared to 46% in 3Q08 and 45% in 2Q09.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 41% in 3Q08 and 30% in 2Q09.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE,

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Advanced Semiconductor Engineering, Inc.

Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This presentation contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on June 24, 2009.

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Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	3Q/09	2Q/09	3Q/08
Net Revenues	25,205	20,881	25,815
Revenues by End Application
Communication	44%	49%	44%
Computer	17%	16%	23%
Automotive and Consumer	37%	34%	33%
Others	2%	1%	0%
Revenues by Region
North America	52%	55%	55%
Europe	13%	11%	15%
Taiwan	20%	22%	18%
Japan	10%	8%	9%
Other Asia	5%	4%	3%

IC Packaging Services
Amounts in NT$ Millions	3Q/09	2Q/09	3Q/08
Net Revenues	20,005	16,591	20,127
Revenues by Packaging Type
Advanced substrate & leadframe based	88%	91%	89%
Traditional leadframe based	6%	5%	4%
Module assembly	3%	2%	4%
Others	3%	2%	3%
Capacity
CapEx (US$ Millions) *	91	31	50
Number of Wirebonders	8,880	8,501	8,436

Testing Services
Amounts in NT$ Millions	3Q/09	2Q/09	3Q/08
Net Revenues	4,588	3,877	5,195
Revenues by Testing Type
Final test	82%	82%	80%
Wafer sort	15%	15%	18%
Engineering test	3%	3%	2%
Capacity
CapEx (US$ Millions) *	17	13	45
Number of Testers	1,569	1,510	1,638
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2009	Jun. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Net revenues:
IC Packaging	20,005	16,591	20,127	46,804	59,387
Testing	4,588	3,877	5,195	11,233	15,191
Others	612	413	493	1,446	1,541
Total net revenues	25,205	20,881	25,815	59,483	76,119

Cost of revenues	(18,848)	(16,357)	(19,384)	(47,944)	(57,287)
Gross profit	6,357	4,524	6,431	11,539	18,833

Operating expenses:
Research and development	(956)	(825)	(907)	(2,531)	(2,844)
Selling, general and administrative	(1,434)	(1,203)	(1,809)	(3,956)	(5,496)
Total operating expenses	(2,390)	(2,028)	(2,716)	(6,487)	(8,340)
Operating income (loss)	3,967	2,496	3,715	5,052	10,493

Net non-operating (expenses) income:
Interest expense - net	(303)	(340)	(421)	(1,078)	(964)
Foreign exchange gain (loss)	(30)	106	(146)	(30)	449
Gain (loss) on equity-method investments	112	58	69	194	202
Others	111	(114)	(63)	278	(181)
Total non-operating (expenses) income	(110)	(290)	(561)	(636)	(494)
Income (loss) before tax	3,857	2,206	3,154	4,416	9,999

Income tax benefit (expense)	(558)	(559)	(777)	(1,066)	(1,968)
(Loss) income from continuing operations and before minority interest	3,299	1,647	2,377	3,350	8,031
Minority interest	(112)	27	(165)	(55)	(1,071)

Net income (loss)	3,187	1,674	2,212	3,295	6,960

Per share data:
Earnings (losses) per share
– Basic	NT$0.62	NT$0.33	NT$0.41	NT$0.64	NT$1.29
– Diluted	NT$0.61	NT$0.32	NT$0.41	NT$0.63	NT$1.26

Earnings (losses) per equivalent ADS
– Basic	US$0.094	US$0.049	US$0.068	US$0.096	US$0.207
– Diluted	US$0.093	US$0.049	US$0.067	US$0.095	US$0.203

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,186,949	5,164,078	5,403,832	5,202,233	5,489,339

Exchange rate (NT$ per US$1)	32.81	33.16	30.95	33.26	31.02

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2009	As of Jun. 30, 2009

Current assets:
Cash and cash equivalents	26,059	20,285
Financial assets – current	6,461	8,391
Notes and accounts receivable	16,847	14,583
Inventories	5,723	5,215
Others	4,397	3,511
Total current assets	59,487	51,985

Financial assets – non current	4,797	4,587
Properties – net	77,566	78,546
Intangible assets	12,900	12,091
Others	3,932	3,956
Total assets	158,682	151,165

Current liabilities:
Short-term debts – revolving credit	17,856	7,888
Current portion of long-term debts	3,972	1,932
Notes and accounts payable	8,209	6,842
Others	9,047	10,771
Total current liabilities	39,084	27,433

Long-term debts	44,553	52,356
Other liabilities	3,807	3,618
Total liabilities	87,444	83,407

Minority interest	2,664	2,182

Shareholders’ equity	68,574	65,576
Total liabilities & shareholders’ equity	158,682	151,165

Current Ratio	1.52	1.90
Net Debt to Equity	0.48	0.49